May 15, 2026

Mingxiu Luan
Chief Executive Officer
AIFU Inc.
Room 1, Building 10,
Jinzhong Guobin Hui Qinyuan 2nd Road
Lihu Community, Xili Street
Shenzhen, 518055
People   s Republic of China

        Re: AIFU Inc.
            Draft Registration Statement on Form F-3
            Submitted May 8, 2026
            CIK No. 0001413855
Dear Mingxiu Luan:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Eric Envall at 202-551-3234 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:    Steve Lin